UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PDF SOLUTIONS, INC.
(Exact Name of Registrant as Specified in its Charter)
Delaware	000-31311	25-1701361
(State or Other Jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2858 De La Cruz Boulevard
Santa Clara, CA 95050
(Address of Principal Executive Offices) (Zip Code)
Christine Russell (408) 280-7900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

\x\ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Item 1.01. Conflict Minerals Disclosure and Report

PDF Solutions offers an end-to-end analytics platform that empowers engineers and data scientists across the semiconductor ecosystem to rapidly improve the yield, quality, and profitability of their products. By combining industry-leading data analytics and professional services with exclusive, differentiated product data generated during the manufacturing process, PDF Solutions is delivering on the promise of Industry 4.0 today by transforming how the ecosystem collects, analyzes, and shares data. Key Fortune 500 organizations around the world rely on PDF Solutions to remove the data barriers that encumber and constrain new product introductions and to deliver the machine learning insights that drive efficient and profitable high-volume manufacturing. As part of its solutions, the Company develops on-chip instruments that are inserted into test and product wafers and measured on one of two proprietary hardware tools: the pdFasTest® parallel, electrical tester or the eProbe® non-contact, e-beam tool. These tools are installed and used in manufacturing facilities in the United States, Europe, and Asia.

This Specialized Disclosure Form (“Form SD”) and a copy of PDF’s Conflict Minerals Report (filed as Exhibit 1.01 hereto) are being posted to the publicly available Internet site www.pdf.com upon the filing of this Form SD.

Item 1.02 Exhibits

PDF Solutions’ Conflict Minerals Report is attached hereto as Exhibit 1.01.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PDF SOLUTIONS, INC. (Registrant)

By:	/s/ Christine Russell
Christine Russell EVP, Finance, and Chief Financial Officer (principal financial and accounting officer)

Dated: May 24, 2019